Exhibit 99.1

Nasus Pharma Announces Positive Results from Preclinical Pharmacokinetic and Safety Study of Intranasal Ondansetron (NS003)

Study Comparing Intranasal Powder Formulation of Ondansetron Demonstrates Comparable Pharmacokinetic Profile to Intravenous Ondansetron in Animal Study;
Program to Advance to First-in-Human PK Study in Third Quarter of 2026

Tel Aviv, Israel, June 9 2026, (GLOBE NEWSWIRE) – Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products, today announced positive results from a preclinical pharmacokinetic (“PK”) and safety study of NS003, the Company’s proprietary intranasal powder formulation of ondansetron being developed for chemotherapy and post-operative nausea and vomiting.

Ondansetron is one of the most widely used therapies for chemotherapy-induced nausea and vomiting. In 2023, more than 12 million prescriptions were dispensed to over 6 million patients. Zofran (ondansetron) peak sales exceeded $1.5 billion.

The study compared NS003 to the intravenous (“IV”) formulation in an animal study. Data showed that NS003 had a PK profile comparable to IV, with similar time to maximum concentration (Tmax) and area under the curve (AUC) results. In a separate toxicology study, NS003 demonstrated a favorable safety profile at four times the test dose, with no adverse effects observed. With this milestone achieved, Nasus Pharma is now preparing to initiate a first-in-human PK study in the third quarter of 2026.

“These results represent a significant milestone for our pipeline programs as well as a further demonstration of the potential of our Nasax platform,” said Dan Teleman, Chief Executive Officer of Nasus Pharma. “Approximately 1 million patients in the United States receive chemotherapy annually, 60–80% of whom undergo highly or moderately emetogenic regimens, while an additional 800,000 patients undergo radiotherapy each year, with more than half experiencing radiotherapy-induced nausea and vomiting. Our market research indicates that 15–20% of these patients experience breakthrough nausea and vomiting not adequately controlled by oral therapies, often requiring a return to the clinic for intravenous anti-emetic treatment. Intranasal administration of NS003 has the potential to address this unmet need by offering a convenient, fast-onset alternative that may reduce avoidable clinic visits. We look forward to advancing NS003 to a first-in-human trial during the third quarter of 2026, followed by the pivotal study of NS002 for anaphylaxis in the fourth quarter of 2026, supporting the continued expansion of our intranasal product portfolio.”

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus Pharma’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle-free, easy-to-use alternatives. Nasus Pharma’s proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nasus Pharma is using forward-looking statements in this press release when it discusses: the planned initiation and timing of a first-in-human PK study and trial for NS003, the timing of the NS002 pivotal study, expected clinical and development milestones, and the expansion of the Company’s product portfolio. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2026. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Corporate Contact

Nasus Pharma Ltd. Israel

info@nasuspharma.com

Investors Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com